                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549


                                    SCHEDULE 13D


                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 3)

                              CHAPARRAL RESOURCES, INC.
                                  (Name of Issuer)

                      Common Stock, Par Value, $0.10 Per Share
                           (Title of Class of Securities)

                                      159420207
                                   (CUSIP Number)

                                 Gaetano J. Casillo
                            Allen & Company Incorporated
             711 Fifth Avenue, New York, New York 10022, (212) 832-8000
              (Name, Address and Telephone Number of Person Authorized
                       to Receive Notices and Communications)

                                  December 31, 1998
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of S 240.13d-1(e),(f) or (g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SCHEDULE 13D

-------------------
CUSIP No. 159420207
-------------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     Allen Holding Inc.
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [x]
                                                          (b)  [ ]
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3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS
     Not Applicable
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                    [ ]
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6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-----------------------------------------------------------------------------
          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
     6,952,107 (includes 2,426,720 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
     0
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
     6,952,107 (includes 2,426,720 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     0
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,952,107 (includes 2,426,720 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                [x]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.4%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
          HC
==============================================================================

                                    SCHEDULE 13D

-------------------
CUSIP No. 159420207
-------------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Allen & Company Incorporated
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [x]
                                                                (b)  [ ]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS
     Not Applicable
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                    [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     New York
------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
------------------------------------------------------------------------------
7 SOLE VOTING POWER
     6,952,107 (includes 2,426,720 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
     0
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
     6,952,107 (includes 2,426,720 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     0
---------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,952,107 (includes 2,426,720 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                   [x]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.4%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
          CO, BD
==============================================================================

                                   AMENDMENT NO. 3
                                       TO THE
                                    SCHEDULE 13D

          The Reporting Persons hereby amend their Schedule 13D relating to the common stock, par value $0.10 per share (the "Common Stock"), of Chaparral Resources, Inc. (the "Issuer"), to report (i) the sale of 4,000,000 shares of Common Stock, as further described below, and (ii) the October 30, 1998 expiration of warrants to purchase 152,000 shares of the Issuer's Common Stock.

Item 5.   Interest in Securities of the Issuer

          (a) As of the close of business on January 8, 1999, the Reporting Persons, by virtue of the language of Rule 13d-3(d)(1)(i), may be deemed to own beneficially in the aggregate 6,952,107 shares of the Issuer's Common Stock which constitutes 11.4% of the outstanding shares (based upon the number of shares that were reported to be outstanding in the Issuer's Report on Form 10-Q as of November 16, 1998).

==============================================================================
        Name              Shares of Common Stock                Percentage
-----------------------------------------------------------------------------
Allen Holding Inc.              6,952,107(1)(2)(3)(4)                11.4%
-----------------------------------------------------------------------------
Allen & Company Incorporated    6,952,107(1)(2)(3)                   11.4%
-----------------------------------------------------------------------------
==============================================================================
/TABLE

(1) Includes 2,426,720 shares underlying warrants to purchase shares of the Issuer's Common Stock.
(2) Does not include certain shares owned directly by certain officers and stockholders of ACI and AHI with respect to which ACI and AHI disclaim beneficial ownership. Certain officers and stockholders of AHI and ACI may be deemed to beneficially own certain shares of the Issuer's Common Stock reported to be beneficially owned directly by ACI and AHI.
(3)  Excludes shares held in ACI's market maker account.
(4)  Represents shares owned by ACI, a wholly-owned subsidiary of AHI.

          (c) In privately negotiated transactions effected on December 31, 1998, ACI sold in the aggregate 4,000,000 shares of the Issuer's Common Stock for $.01 per share. Other than (i) the shares sold in connection with the transaction described herein and (ii) the trades effected by ACI in its capacity as a market maker, no trades involving Issuer's
Common Stock were made by ACI or AHI for their own accounts in the past
60 days.

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  January 11, 1999


ALLEN HOLDING INC.


     By:  /s/ Gaetano J. Casillo
----------------------------------------
          Gaetano J. Casillo
          Vice President

ALLEN & COMPANY INCORPORATED


     By:  /s/ Gaetano J. Casillo
----------------------------------------
          Gaetano J. Casillo
          Vice President
133127
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